Attorney No: 57352

IN THE CIRCUIT COURT OF THE EIGHTEENTH JUDICIAL DUPAGE COUNTY, ILLINOIS CHANCERY DIVISION

HENRY GELFAND, Individually and On Behalf of All Others Similarly Situated,	)		Chris Kachiroubas ****ElectronicalIy Filed**** Transaction Id: 2701484 2010CH3662 06/25/2010 JAMES KUFER STATUS DATE 10-22-2010 RM 2007 9:05AM ************************
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Plaintiff,	)
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LIFE QUOTES, INC., ROBERT S. BLAND, WILLIAM V. THOMS, JEREMIAH A. DENTON, JR., BRUCE J. RUEBEN, TIMOTHY F. SHANNON, JOHN B. HOPKINS, RICHARD F. GRETSCH, and LQ ACQUISITION, INC.,	)
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Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Life Quotes, Inc. (“Life Quotes” the “Company”), against the Company and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin the proposed acquisition of Life Quotes by LQ Acquisition, Inc. (“LQ Acquisition”). On or around June 10, 2010, LQ Acquisition commenced a cash tender offer to acquire the remaining shares of Life

Quotes it does not already own (the “Tender Offer”), in a transaction valued at approximately $19 million or $4.00 per outstanding share of Life Quotes (the “Proposed Transaction”). The Tender Offer commenced on June 10, 2010 and is expected to close on July 15, 2010.

2. Life Quotes and LQ Acquisition knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

3. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in Life Quotes’ Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (the “SEC”) on a Schedule 14D-9 on June 17, 2010 (the “Solicitation Statement”).

THE PARTIES

A. Plaintiff

4. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Life Quotes common stock.

B. Defendants

5. Life Quotes is a Delaware corporation and maintains its principal executive offices at 8205 South Cass Avenue, Darien, Illinois, 60561. Life Quotes is an insurance agency and brokerage that owns and operates

www.consumerinsuranceguide.com and www.lifequotes.com, two online consumer insurance information services for self-directed personal and corporate insurance customers. According to its website, Life Quotes provides comparative quotes from dozens of leading insurance companies for auto, life, health, and business insurance. Life Quotes’ common stock trades on the NASDAQ stock exchange under the ticker symbol “QUOT.”

6. Robert S. Bland (“Bland”) has been Chairman of the Board, President, Chief Executive Officer (“CEO”), and a director of Life Quotes since the Company’s inception in 1984. In addition. Bland is a member of the Company’s Executive Committee. LQ Acquisition is wholly owned and controlled by Bland.

7. William V. Thoms (“Thoms”) has been Executive Vice President, Chief Operation Officer, and a director of Life Quotes since 1994. According to Life Quote’s Annual Proxy Statement filed with the SEC on Form DEF 14A on April 3, 2009 (the “2009 Proxy”), Thoms was responsible for the Company’s operations and customer service departments from 1988 to 1993. Thoms is also a member of the Company’s Executive Committee. Moreover, Thoms has entered into a share tender agreement with LQ Acquisition to tender all of his shares in favor of the Proposed Transaction.

8. Jeremiah A. Denton, Jr. (“Denton”) has been a Life Quotes director since August 1999. According to the Company’s website, Denton currently serves as president of the Admiral Jeremiah Denton Foundation.

9. Bruce J. Rueben (“Rueben”) has been a Life Quotes director since January 1998. According to the 2009 Proxy, Rueben is a member of the Company’s Nominating

Committee, Executive Committee, Audit Committee, and Compensation Committee.

10. Timothy F. Shannon (“Shannon”) has been a Life Quotes director since Januaiy 1998. According to the 2009 Proxy, Shannon is a memher of the Nominating Committee, Audit Committee, and Compensation Committee.

11. John B. Hopkins (“Hopkins”) has been a Life Quotes director since August 2004. According to the 2009 Proxy, Hopkins is a memher of the Company’s Audit Committee, where he is defined as the Audit Committee’s financial expert, according to SEC rules, and a memher of the Company’s Compensation Committee. In addition, Hopkins currently serves as CEO of ProviderPay, a subsidiary of Zions Bancorporation (“Zions”), and was previously Vice President, Finance of Zions from 2003 to 2006, and Chief Financial Officer of the e-Commerce Unit of Zions from 2001 to 2003. Furthermore, Zions has entered into a share tender agreement with LQ Acquisition to tender all of its shares in favor of the Proposed Transaction.

12. Richard F. Gretsch (“Gretsch”) has been a Life Quotes director since August 1999. According to the 2009 Proxy, Gretsch is a memher the Company’s Nominating Committee, Audit Committee, and Compensation Committee.

13. LQ Acquisition is an Illinois corporation wholly owned and controlled by Individual Defendant Bland. According to the Solicitation Statement, as of June 1, 2010, LQ Acquisition owned 2,108,045 of the outstanding shares of the Company, or approximately 31%.

14. The defendants identified in 6-12 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Life Quotes, and owe plaintiff and Life Quotes’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

15. Each of the Individual Defendants at all times had the power to control and direct Life Quotes to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Life Quotes shareholders.

16. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

JURISDICTION AND VENUE

17. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Illinois so as to render the exercise of jurisdiction by the Illinois courts permissible under traditional notions of fair play and substantial justice. Furthermore, Life Quotes conducts business in Illinois and has its principal place of business at 8205 South Cass Avenue, Darien, Illinois, 60561.

18. Venue is proper in this Court because one or more of the defendants either resides or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of fiduciary duties owed to Life Quotes shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and the public shareholders of Life Quotes (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2010, there were 6,767,691 shares of Life Quotes’ common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciaiy duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plahitiff and the other members of the Class if defendants’ conduct complained of herein continues.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The class action is appropriate method to adjudicate the claims of members of the class. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

26. On June 10, 2010, LQ Acquisition issued a press release wherein it announced the Proposed Transaction. Specifically, it announced the commencement of the Tender Offer pursuant to which it plans to acquire the remaining shares of Life Quotes it does not already own for $4.00 per share, or approximately $19 million in the aggregate. The press release further revealed that LQ Acquisition already owns approximately 31% of Life Quotes’ outstanding stock.

27. LQ Acquisition has also signed share tender agreements with major stockholders Thoms and Zions whereby they have each agreed to tender their shares in the offer, which together with the shares already owned by LQ Acquisition, would be approximately 73% of the Life Quotes’ total shares. Furthermore, the purchase of Life Quotes shares in the Tender Offer is expected to be funded through a loan from Life Quotes to LQ Acquisition.

28. The Tender Offer is conditioned upon, among other things (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Tender Offer expires shares that constitute at least a majority of the outstanding shares of Life Quotes not owned by LQ Acquisition, Thoms, Zions or their respective affiliates immediately prior to the expiration of the Tender Offer, (ii) the condition that, together with the shares held by LQ Acquisition, there shall have been validly tendered and not withdrawn before the Tender Offer expires shares that constitute at least 90% of the outstanding shares of Life Quotes (this condition may be waived by LQ Acquisition), and (iii) the execution of that certain note dated June 3, 2010 whereby Life Quotes will loan $19 million to LQ Acquisition, Inc. to pay for properly tendered shares. In addition to these conditions, the Tender Offer is also subject to standard terms and conditions, including, but not limited to, the making of any necessary governmental or regulatory filings, if any.

29. According to the June 10, 2010 press release, Life Quotes formed a committee consisting entirely of independent directors (the “Special Committee”) to, among other things, review the Tender Offer. That press release disclosed that the

Special Committee unanimously recommended that the stockholders of Life Quotes accept the Tender Offer and tender their shares of common stock pursuant to the Tender Offer. However, on June 18, 2010, Life Quotes issued its own press release wherein it announced that the Special Committee unanimously recommended that Life Quotes’ shareholders tender their shares in the Tender Offer.

30. Market reaction to the announcement of the Proposed Transaction has been swift, as investors sent Life Quotes’ stock price up approximately 42.5% from its close of $2.77 on June 10, 2010 to a close of $3.94 per share on June 11, 2010. Indeed, the Company’s shares traded as high as $4.05 per share on June 11, 2010 and as high as $4.10 per share as recently as June 23, 2010. Consequently, the price LQ Acquisition is offering in the Proposed Transaction represents virtually no premium whatsoever to Life Quotes’ shareholders.

31. Any alternate bidder for Life Quotes must contend with LQ Acquisition, which has the Board’s undivided support, as well as the specter of a tender offer that will close much sooner than a conventional merger, which would require the scheduling of a shareholder vote and obtaining shareholder approval.

32. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than LQ Acquisition for the Company from taking their bids directly to the Company’s owners - its shareholders - and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

33. The consideration to be paid to Plaintiff and the Class in the Proposed

Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Life Quotes is materially in excess of the amount offered in the Proposed Transaction.

34. The Proposed Transaction will deny the Class of their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings.

35. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Life Quotes common stock in the Proposed Transaction.

36. On June 17, 2010, Life Quotes filed its Solicitation Statement with the SEC to solicit shareholder votes for the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Life Quotes’ shareholders to enable them to render an informed decision as to whether to tender their shares in the Tender Offer. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of Life Quotes’ shares.

37. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Life Quotes’ financial advisor, Raymond James & Associates, Inc. (“Raymond James”):

38. For example, the Solicitation Statement fails to disclose completely the underlying methodologies, projections, key inputs, and multiples relied upon and observed by Raymond James, the Board’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Raymond James and relied upon by the Board in recommending the Proposed Transaction.

39. In particular, the Solicitation Statement is materially misleading with respect to the Selected Public Companies Analysis. The Solicitation Statement fails to disclose (a) the criteria used by Raymond James to determine which companies were considered “similar” to Life Quotes; (b) the multiples observed for each company (or at least the high/median/mean/low range for each metric) in the analysis; (c) the range of multiples applied to Life Quotes’ corresponding financial data for each multiple observed (e.g., Enterprise Value (“EV”)/2010 revenue, EV/2011 revenue, etc.), and the criteria used to select each range; and (d) the implied per share reference range calculated for each multiple observed.

40. The Solicitation Statement is materially misleading with respect to the Selected Transaction Analysis used by Raymond James in that it fails to disclose (a) the criteria used to determine which companies were considered “similar” to Life Quotes; (b) the date of each transaction used in the analysis; (c) the EV/LTM Revenue and EV/LTM EBITDA multiples observed for each transaction (or at least the high/median/mean/low range for each multiple), as well as Life Quotes’ LTM Revenue and LTM EBITDA; (d) the range of LTM Revenue and the range of LTM EBITDA multiples applied to the Company’s LTM Revenue and LTM EBITDA, as well as the criteria used to select such range; and (e) the implied per share reference range calculated for each multiple (EV/LTM Revenue, and EV/LTM EBITDA).

41. The Solicitation Statement is materially misleading with respect to the Discounted Cash Flow Analysis used by Raymond James in that it fails to disclose (a) the criteria used to select the terminal multiples of 6.Ox to 7.Ox; (b) and the criteria used to select the discount rate range of 13,0% to 17.0%. The disclosures related to the Discounted Cash Flow Analysis is particularly important considering the analysis resulted in an valuation of the Company of up to $4.09, which is higher than the consideration being received in the Proposed Transaction.

42. Furthermore, the Solicitation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Solicitation Statement fails to inform the shareholders the (a) the amount of fees Life Quotes has agreed to pay Raymond James for their services in connection with the Proposed Transaction, including the “customary fee for advisory services” provided by Raymond James in connection with the Proposed Transaction closing, (b) the services performed by Raymond James in the past, including the amount of compensation received and/or expected to be received for such services; and (c) whether Raymond James provided any services in the past to LQ Acquisition, Zions or Thoms. It is material for shareholders to be informed as to any financial and economic interests Raymond James or its clients have in the Proposed Transaction or in the parties involved that could be perceived as or create a conflict of interest.

43. The Solicitation Statement fails to disclose material information concerning the events leading up to the Proposed Transaction, including the discussions and negotiations with potential partners. For example, the Solicitation Statement fails to disclose the criteria used to select the parties contacted by Raymond James beginning in December 2009, and how many of those parties were financial parties and how many were strategic parties.

44. The Solicitation Statement fails to disclose the reasons the Board actually considered the prospects of the Company going forward on a stand-alone basis, and why Company refrained from implementing a poison pill to give the Special Committee more time to negotiate with LQ Acquisition, hi addition, the Solicitation Statement is materially misleading in that it fails to disclose whether the Board or Special Committee ever considered negotiating a definitive agreement pursuant to which the Company would be acquired in an attempt to extract the highest value reasonable attainable for shareholders.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

45. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

46. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Life Quotes’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Life Quotes’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Life Quotes’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Life Quotes; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

47. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

48. As alleged herein, defendants have initiated a process to sell Life Quotes that undervalues the Company and vests them with benefits that are not shared equally by Life Quotes’ public shareholders – a clear effort to take advantage of the temporary depression in Life Quotes’ stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Life Quotes at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Life Quotes’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

49. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

50. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

51. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

52. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

53. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.

54. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, and thus are damaged thereby.

55. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty

against Life Quotes and LQ Acquisition)

56. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

57. Defendants Life Quotes and LQ Acquisition knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occuixed. In connection with discussions regarding the Proposed Transaction, Life Quotes provided, and LQ Acquisition obtained, sensitive non-public information concerning Life Quotes’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

58. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Life Quotes shares.

59. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: June 25, 2010		MILLER LAW LLC

By:
Marvin A. Miller
Lori A. Fanning
115 S. LaSalle Street, Suite 2910
Chicago, IL 60603
Tel.: (312) 332-4300

Attorneys for Plaintiff

OF COUNSEL:

RIGRODSKY & LONG, P.A.

Seth D. Rigrodsky

Brian D. Long

919 N. Market Street, Suite 980

Wilmington, DE 19801

Tel.: (302) 295-5310

RYAN & MANISKAS, LLP

Katharine M. Ryan

Richard A. Maniskas

995 Old Eagle School Road, Suite 311

Wayne, PA 19087

Tel.: (484) 588-5516

VERIFICATION

I, Henry Gelfand, under penalty of perjury, declare as follows:

I am the Plaintiff in the above-captioned action. I have read the foregoing Complaint and authorized its filing. Based upon the investigation of my counsel, the allegations in the Complaint are true to the best of my knowledge, information and belief.

DATED: 6/25/2010
HENRY GELFAND